July 30, 2025

Kong Wai Yap
Chief Financial Officer
Starry Sea Acquisition Corp
418 Broadway #7531
Albany, NY 12207

       Re: Starry Sea Acquisition Corp
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 25, 2025
           File No. 333-287976
Dear Kong Wai Yap:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 23, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed July 25, 2025
Exhibits

1. Please file an amended Cayman Islands counsel opinion to remove inappropriate assumptions or explain. For example, see assumption 2.10 and assumption
2.12 as it
       relates to par value. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to
       Section II.B.3.a of Staff Legal Bulletin No. 19. Please also attach the Directors'
       Certificate to the legality opinion.
2. The trust account termination letter attached as Exhibit A to the Investment
       Management Trust Agreement filed as Exhibit 10.2 states that " . . . counsel for the
       Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your
 July 30, 2025
Page 2

       transfer of funds . . ." Nasdaq Listing Rule IM-5101-2(a) states that [a]t least 90% of the gross proceeds . . . must be deposited in a trust account maintained by an
       independent trustee.    It is unclear how the release of funds earlier
than the
       consummation of the initial business combination would comport with this listing standard. We also note that the disclosure is inconsistent with the disclosure in the prospectus, which states proceeds will not be released until "the completion of our initial business combination within the required time period." Please reconcile the disclosure and advise how this is consistent with the Nasdaq Listing
Rule.
        Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Yanqiu Liu